Pricing supplement No. 16G
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006
and product supplement G dated January 30, 2007

Registration Statement No. 333-137902
Dated February 21, 2007; Rule 424(b)(2)

Deutsche Bank /

Deutsche Bank AG, London Branch
$7,957,390
Autocallable Optimization Securities with Contingent Protection Linked to the AMEX Gold BUGS Index® due on August 29, 2008

General

- Autocallable Optimization Securities with Contingent Protection Linked to the AMEX Gold BUGS Index® due August 29, 2008 (the "**notes**") are designed for investors who believe that the AMEX Gold BUGS Index**®** (the "**Index**") will close at or above the Index Starting Level on any Observation Date and that the Index will not close below the Trigger Level during the Observation Period. Investors should be willing to forgo interest and dividend payments during the term of the notes and be willing to lose all of their principal if the Index declines from the Index Starting Level and closes below the Trigger Level on any trading day during the Observation Period.
- Senior unsecured obligations of Deutsche Bank AG due on or about August 29, 2008.
- Denominations of $10.00.
- Minimum initial investments of $1,000 and integral multiples of $10.00 in excess thereof.
- The notes priced on February 21, 2007 and are expected to settle on February 28, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Index:	AMEX Gold BUGS Index®
Call Feature:	The notes will be called if the closing level of the Index on any Observation Date is at or above the Index Starting Level.
Observation Dates:	February 22, 2008, May 21, 2008 and the Final Valuation Date (August 21, 2008).
Call Settlement Dates:	Five business days after the respective Observation Dates: February 29, 2008, May 29, 2008, and August 29, 2008.
Return on Call Date:	If we call the notes, you will receive a cash payment per $10.00 principal amount equal to the Call Price for the applicable Observation Date. The Return on Call Date is a total return based upon an annualized return of 21.00%.

Observation Date	Call Settlement Date	Return on Call Date	Call Price (per $10.00)
February 22, 2008	February 29, 2008	21.00%	$12.10
May 21, 2008	May 29, 2008	26.25%	$12.63
Final Valuation Date (August 21, 2008)	August 29, 2008	31.50%	$13.15

Payment at Maturity:	At maturity, if your notes have not previously been called, you will receive a cash payment per $10.00 note principal amount based on the Index Return.

- If the Index never closes below the Trigger Level on any trading day during the Observation Period, and the Index Return is negative, you will receive a cash payment at the Maturity Date of $10.00 per $10.00 note principal amount.
- If the Index closes below the Trigger Level on any trading day during the Observation Period, and the Index Return is negative, your final payment per $10.00 note principal amount will be calculated as follows:

$$\$10.00 \times [1 + (\text{Index Return})]$$

You will lose some or all of your investment at maturity if the Index closes below the Trigger Level on any trading day during the Observation Period, and the Index Ending Level is less than the Index Starting Level. The likelihood of the Index closing level declining below the Trigger Level during the Observation Period will depend in large part on the volatility of the Index – i.e., the frequency and magnitude of changes in the level of the Index. You should note that since inception, the Index has experienced significant volatility.

Index Return:	$$\frac{\text{Index Ending Level - Index Starting Level}}{\text{Index Starting Level}}$$
Index Starting Level:	354.57.
Trigger Level:	283.65, which is 80% of the Index Starting Level.
Index Ending Level:	The Index closing level on the Final Valuation Date.
Observation Period:	The period commencing on (and including) the Trade Date to (but excluding) the Final Valuation Date.
Trade Date:	February 21, 2007
Final Valuation Date:	August 21, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
Maturity Date:	August 29, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
CUSIP:	25152C 86 6
ISIN:	US2515C8661

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date, as well as the Observation Dates and the Call Settlement Dates, will be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions	Proceeds to Us
Per Note	$10.00	$0.175	$9.825
Total	$7,957,390	$139,254.33	$7,818,135.68

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$7,957,390	$244.29

UBS Financial Services Inc. **Deutsche Bank Securities**

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement G dated January 30, 2007. You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

    - Product supplement G dated January 30, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507016375/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC Web site is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

How is the Return on the Notes Determined?

Set forth below is an explanation of the steps necessary to determine the return on the notes.

If the Notes are called prior to maturity:

The notes will be called on the relevant Call Settlement Date, if the closing level of the Index is at or above the Index Starting Level on the relevant Observation Date. If we call the notes, you will receive a cash payment per $10.00 note principal amount equal to the Call Price for the applicable Observation Date. The Call Price is equal to $10.00 x (1 + Return on Call Date) for each $10.00 note principal amount. The Return on Call Date is a total return based upon an annualized return of 21.00%.

Observation Date	Call Settlement Date	Return on Call Date	Call Price (per $10.00)
February 22, 2008	February 29, 2008	21.00%	$12.10
May 21, 2008	May 29, 2008	26.25%	$12.63
Valuation Date (August 21, 2008)	August 29, 2008	31.50%	$13.15

If the Notes are NOT called prior to maturity:

At maturity, you will receive a cash payment per $10.00 note principal amount based on the Index Return.

The Index Return is the difference between the closing level of the Index on the Final Valuation Date (the "Index Ending Level") and the closing level of the Index on the Trade Date (the "Index Starting Level"), expressed as a percentage of the closing level of the Index on the Trade Date, calculated as follows:

$$\text{The Index Return } = \frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$

If the Index never closes below the Trigger Level on any trading day during the Observation Period, and the Index Return is negative, you will receive a cash payment at maturity equal to $10.00 per $10.00 principal amount of the notes. If the Index closes below the Trigger Level on any trading day during the Observation Period and the Index Return is negative, you will receive: $10.00 x [1 + (Index Return)], and you will lose part or all of your principal.

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity are calculated. The Return on Call Date is a total return based upon an annualized return of 21.00%.

Assumptions:

Principal amount of the Notes: $10.00
Index Starting Level: 354.57

Example 1: Notes are Called on the first Observation Date

Index Starting Level:	354.57
Trigger Level:	283.65 (20% below the Index Starting Level)
Index Level February 22, 2008:	360.00 (at or above Index Starting Level, notes are called)
Call Price (per $10.00):	**$12.10**

Since the notes are called on the first Observation Date, investors will receive a total of $12.10 per $10.00 principal amount (21% total return on the notes).

Example 2: Notes are Called on the Final Valuation Date

Index Starting Level:	354.57
Trigger Level:	283.65 (20% below the Index Starting Level)
Index Level February 22, 2008:	280.00 (below Index Starting Level, notes NOT called)
Index Level May 21, 2008:	330.00 (below Index Starting Level, notes NOT called)
Index Level Final Valuation Date (August 21, 2008):	370.00 (at or above Index Starting Level, notes are called)
Call Price (per $10.00):	**$13.15**

At maturity, investors will receive a total of $13.15 per $10.00 principal amount (31.50% total return on the notes).

Example 3: Notes are NOT Called

Index Starting Level:	354.57
Trigger Level:	283.65 (20% below the Index Starting Level)
Index Level February 22, 2008:	290.00 (below Index Starting Level, Notes NOT called)
Index Level May 21, 2008:	300.00 (below Index Starting Level, Notes NOT called)
Index Level Final Valuation Date (August 21, 2008):	320.00 (below Index Starting Level, Notes NOT called)
Payment at Maturity (per $10.00):	**$10.00**

At maturity, investors receive a total of $10.00 per $10.00 principal amount (0% total return on the notes). The notes are not called over the term and the Index never closes below the Trigger Level on any trading day during the Observation Period.

Example 4: Notes are NOT Called and the Index closes below the Trigger Level on any trading day during the Observation Period

Index Starting Level:	354.57
Trigger Level:	283.65 (20% below the Index Starting Level)
Index Level February 22, 2008:	280.00 (below Index Starting Level, notes NOT called)
Index Level May 21, 2008:	250.00 (below Index Starting Level, notes NOT called)
Index Level Final Valuation Date (August 21, 2008):	300.00 (below Index Starting Level, notes NOT called)
Payment at Maturity (per $10.00):	**$10.00 x [1 + (Index Return)]** **$10.00 x (1 – 15.39%)** **$8.46**

Since the Index Return is negative and the Index has closed below the Trigger Level on at least one trading day during the Observation Period, at maturity investors will receive a total of $8.46 per $10.00 principal amount (-15.39% total return on the notes).

Selected Purchase Considerations

- **EXPOSURE TO POSITIVE INDEX RETURNS** — The notes are designed for investors who believe that the Index will increase over the term of the notes and who are willing to risk losing up to 100% of their principal amount if:

    (i)   the notes have not been called,

    (ii) the Index Return is negative and

    (iii) the Index closes below the Trigger Level on <u>any</u> trading day during the Observation Period.

- **CONTINGENT PRINCIPAL PROTECTION** — If the notes have not been called and the Index closes below the Trigger Level on <u>any</u> trading day during the Observation Period, you will lose the contingent principal protection on the notes, and your payment at maturity will equal your principal amount reduced by 1% of your principal for each 1% decline in the Index up to 100%.

- **MANDATORY CALL** — The notes must be called if the Index closes at or above the Index Starting Level on any Observation Date, including the Final Valuation Date.

- **INDIRECT EXPOSURE TO THE PRICE OF GOLD THROUGH EXPOSURE TO THE INDEX** — The notes are linked to the Index which consists of 15 companies involved in gold mining and is designed to provide significant exposure to near-term movements in gold prices by including companies that do not hedge their gold production beyond 1.5 years.

- **MINIMUM INVESTMENT** — Your minimum investment is 100 notes at a principal amount of $10.00 per note (for a total minimum purchase price of $1,000). Purchases in excess of the minimum amount may be made in integral multiples of one note at a principal amount of $10.00 per note.

- **CERTAIN INCOME TAX CONSEQUENCES** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Subject to the assumptions and limitations described therein, although the tax consequences of an investment in the notes are uncertain, a note should be treated as a prepaid financial contract for U.S. federal income tax purposes. Assuming this treatment is respected, your gain or loss on the sale, exchange or retirement of the notes (including upon an automatic call of the notes) should be long-term capital gain or loss if at the time of such sale, exchange or retirement you have held the notes for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and no assurance can be given that the IRS or the courts will agree with the tax treatment described in this pricing supplement and the accompanying product supplement. **Neither we nor UBS Financial Services Inc. renders any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction**.

    In addition, under current law the United Kingdom will not impose withholding tax on payments made with respect to the notes. Please see the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders" for a discussion of certain German tax considerations relating to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any of the component stocks underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **THE RETURN ON THE NOTES DEPENDS ON THE INDEX INCREASING IN VALUE AND YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL IF THE INDEX LEVEL DECREASES** — The notes differ from ordinary debt securities in that we will not pay you interest on the notes or a fixed amount at maturity. If the notes are not called, your cash payment at maturity will be based on the Index Return and you may receive a negative return on your investment and lose some or all of your principal. If the Index closes below the Trigger Level on <u>any</u> trading day during the Observation Period, a negative Index Return will reduce your cash payment at maturity below your principal amount per note. *If the level of the Index decreases over the term of the notes and if the Index closes below the Trigger Level on <u>any</u> trading day during the Observation Period, the payment at maturity will equal your principal amount reduced by 1% of your principal for every 1% decline in the Index. The likelihood of the closing level of the Index declining* below the Trigger Level during the term of the note will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. You should note that since its inception, the Index has experienced significant volatility.

- **YOUR RETURN POTENTIAL IS LIMITED TO THE RETURN ON CALL DATE** — The return potential of the notes is limited to the pre-specified Return on Call Date, regardless of the performance of the Index. In addition, since the notes could be called as early as the first Observation Date, the term of your investment could be short and your total return on the notes could be no greater than $2.10 per $10.00 note principal amount.

- **THE INDEX IS HIGHLY VOLATILE AND THERE IS A HIGH PROBABILITY THAT THE NOTES WILL BE CALLED OR THAT THE INDEX WILL FALL BELOW THE TRIGGER LEVEL AT SOME TIME DURING THE TERM OF THE NOTES** — Since its inception, the Index has experienced significant volatility. As a result, there is a high probability that your notes will be called before the Maturity Date, limiting your appreciation potential. If your notes are called, you may not be able to reinvest your principal at comparable terms or returns. In addition, there is a high probability that the Index will fall below the Trigger Level at some time during the Observation Period, exposing you to the loss of some or all of your principal investment if the Index Return is negative.

- **THE INDEX CONSTITUENT STOCKS ARE CONCENTRATED IN ONE INDUSTRY** — All of the Index constituent stocks are issued by companies whose primary lines of business are directly associated with gold mining. As a result, any investment in the notes will be highly concentrated in one industry.

- **THE MARKET PRICE OF GOLD WILL DIRECTLY AFFECT THE LEVEL OF THE INDEX AND WILL THEREFORE AFFECT THE MARKET VALUE OF THE NOTES** — We expect that generally the market value of the notes will depend primarily on the market price of gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include macroeconomic factors, including, among other things:

  - the structure of and confidence in the global monetary system;

- expectations regarding the future rate of inflation;
- the relative strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted;
- interest rates and gold borrowing and lending rates; and
- global or regional economic, financial, political, regulatory, judicial or other events.

Gold prices may also be affected by industry factors such as:
- industrial and jewelry demand;
- lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold;
- levels of gold production and production costs; and
- short-term changes in supply and demand because of trading activities in the gold market.

- **THE LEVEL OF THE INDEX MAY BE AFFECTED BY FACTORS THAT ARE SPECIFIC TO THE INDEX CONSTITUENT STOCKS AND THEREFORE MAY DIFFER FROM THE PRICE OF GOLD** — The Index consists of companies involved in gold mining and is designed to provide significant exposure to near term movement in the price of gold. However, the notes are not directly linked to the price of gold and therefore, if the price of gold increases, the level of the Index may not increase as rapidly as the price of gold. Factors specific to each Index constituent stock unrelated to the price of gold may affect the price of such Index constituent stock adversely.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH NON-U.S. SECURITIES MARKETS** — Some of the Index constituent stocks have been issued by non-U.S. companies. An investment in securities linked to the value of non-U.S. equity securities involves particular risks. Non-U.S. securities markets may be more volatile than U.S. securities markets and market developments may affect non-U.S. securities markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. securities markets, as well as cross-shareholdings among non-U.S. companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the volatility of the exchange rates between the U.S. dollar and each of the currencies in which certain of the Index Constituent Stocks are denominated may influence the market value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **HISTORICAL PERFORMANCE OF THE INDEX SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE INDEX DURING THE TERM OF THE NOTES** — The trading prices of the component stocks underlying the Index will determine the level of the Index. The historical performance of the Index should not be taken as an indication of the future performance of the Index. As a result, it is impossible to predict whether the level of the Index will rise or fall. Trading prices of the component stocks underlying the Index will be influenced by complex and interrelated political, economic, financial and other factors that can affect the market prices of the stocks discussed above.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the index to which the notes are linked.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN A NOTE ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. tax treatment of a note, and we do not plan to request a ruling from the IRS regarding the tax treatment of a note. Consequently, significant aspects of the tax treatment of a note are uncertain and no assurance can be given that the IRS or the courts will agree with the characterization or treatment described herein. If the IRS were successful in asserting an alternative characterization or treatment for a note, the timing and character of income on a note might differ from the description herein. You should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a note (including alternative characterizations and treatments of a note) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences."

The Notes may be suitable for you if:

- You believe the Index will not close below the Trigger Level on any trading day during the Observation Period;
- You are willing to expose your principal to the full downside performance of the Index;
- You believe the Index will close at or above the Index Starting Level on any Observation Date;
- You believe the Index will remain stable for the term of the notes and will close at or above the Index Starting Level on the last Observation Date;
- You are willing to invest in notes that will be called on any Observation Date on which the Index closes at or above the Index Starting Level or otherwise to hold the notes to maturity;
- You are willing to forego dividends paid on the stocks included in the Index in exchange for enhanced returns if the Index appreciates and contingent protection if the Index declines;
- You do not seek current income from this investment; and
- You are willing and able to hold the notes to maturity.

The Notes may *not* be suitable for you if:

- You believe the Index will close below the Trigger Level on <u>any</u> trading day during the Observation Period and that at maturity, the Index Return will be negative;

- You seek an investment that is 100% principal protected;

- You believe the price of gold and the price of stock of companies involved in gold mining will decline over the term of the notes;

- You prefer to receive the dividends paid on the stocks included in the Index;

- You seek current income from your investments;

- You are unwilling or unable to hold the notes to maturity; or

- You seek an investment for which there will be an active secondary market.

The Amex Gold BUGS Index®

The Amex Gold BUGS (Basket of Unhedged Gold Stocks) Index® is a modified equal dollar weighted index of 15 companies involved in gold mining. The Index was designed to provide significant exposure to near term movements in gold prices by only including companies that do not hedge their gold production beyond 1.5 years. The Index was launched on March 15, 1996 at a base value of 200. Adjustments are made quarterly after the close of trading on the third Friday of March, June, September and December so that each component stock represents its assigned weight in the Index. Similar to other index values published by the American Stock Exchange LLC ("**Amex**"), the value of the Index is published every 15 seconds through the Consolidated Tape Association's Network B under the ticker symbol "HUI".

Index Calculation

The Index is calculated using a modified equal-dollar weighting methodology. Three of the largest component securities by market value are assigned higher percentage weights in the Index at the time of the quarterly rebalancing and the remaining Index constituent stocks ("**Index Constituent Stocks**") are given an equal percentage weight. The Index has a scheduled quarterly rebalance after the close of trading on the third Friday of March, June, September and December, so that each component stock is represented at approximately its assigned weight in the Index. The following provides a list of the current Index Constituent Stocks and the weight to which each component is set at the time of each quarterly rebalance.

Symbol	Company Name	Primary Exchange	Assigned Index Weight for Quarterly Rebalance	Country of Domicile
AEM	Agnico-Eagle Mines Ltd	NEW YORK	5.00%	CANADA
CDE	Coeur d'Alene Mines Corp	NEW YORK	5.00%	UNITED STATES
EGO	Eldorado Gold Corp	AMERICAN	5.00%	CANADA
FCX	Freeport-McMoRan Copper & Gold Inc	NEW YORK	10.00%	UNITED STATES
GFI	Gold Fields Ltd	NEW YORK	5.00%	SOUTH AFRICA
GG	Goldcorp Inc	NEW YORK	15.00%	CANADA
GOLD	Randgold Resources Ltd	NASDAQ	5.00%	JERSEY
GSS	Golden Star Resources Ltd	AMERICAN	5.00%	UNITED STATES
HL	Hecla Mining Co	NEW YORK	5.00%	UNITED STATES
HMY	Harmony Gold Mining Co Ltd	NEW YORK	5.00%	SOUTH AFRICA
IAG	Iamgold Corp	NEW YORK	5.00%	CANADA
KGC	Kinross Gold Corp	NEW YORK	5.00%	CANADA
MDG	Meridian Gold Inc	NEW YORK	5.00%	UNITED STATES
NEM	Newmont Mining Corp	NEW YORK	15.00%	UNITED STATES
AUY	Yamana Gold Inc	AMERICAN	5.00%	CANADA

As of February 22, 2007, the actual weight of each Index Constituent Stock is as follows:

Ticker	Name	Primary Exchange	% Weight
GG	Goldcorp Inc	NEW YORK	14.44%
NEM	Newmont Mining Corp	NEW YORK	14.35%
FCX	Freeport-McMoRan Copper & Gold Inc	NEW YORK	9.44%
KGC	Kinross Gold Corp	NEW YORK	5.55%
EGO	Eldorado Gold Corp	AMERICAN	5.83%
GSS	Golden Star Resources Ltd	AMERICAN	6.01%
AUY	Yamana Gold Inc	AMERICAN	5.62%
MDG	Meridian Gold Inc	NEW YORK	5.26%
IAG	Iamgold Corp	AMERICAN	4.97%
GOLD	Randgold Resources Ltd	AMERICAN	4.94%
HL	Hecla Mining Co	AMERICAN	5.42%
GFI	Gold Fields Ltd	AMERICAN	4.79%
AEM	Agnico Eagle Mines Ltd	AMERICAN	4.73%
CDE	Coeur d'Alene Mines	AMERICAN	4.46%
HMY	Harmony Gold Mining Co Ltd	AMERICAN	4.18%

Amex has, and may at any time, change the number or assigned weighting of stocks comprising the Index by adding or deleting one or more stocks, or replace one or more stocks included in the Index with one or more substitute stocks of its choice, if in Amex's discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Index. However, in order to reduce turnover in the Index, the Amex generally attempts to combine additions and deletions to the Index with a scheduled rebalancing. Historically, most discretionary component changes have been made in connection with the June review.

Index Eligibility & Maintenance

The Index is calculated and maintained by Amex. Amex may change the composition of the Index at any time to reflect the conditions of the gold mining industry and to ensure that the component securities continue to represent the gold mining companies. The Index is maintained in accordance with Exchange Rule 901C, which, among other things, requires that securities meet the following requirements in order to be eligible for inclusion in the Index:

- All component stocks will either be listed on the Amex, the New York Stock Exchange, or traded through the facilities of the National Association of Securities Dealers Automated Quotation System and reported National Market System securities;

- A minimum market value of at least $75 million, except that for each of the lowest weighted component securities in the Index that in the aggregate account for no more than 10% of the weight of the Index, the market value can be at least $50 million;

- Trading volume in each of the last six months of not less than 1,000,000 shares, except that for each of the lowest weighted component securities in the Index that in the aggregate account for no more than 10% of the weight of the Index, the trading volume may be at least 500,000 shares in each of the last six months;

- At least 90% of the Index's numerical Index value, and at least 80% of the total number of component securities, will meet the current criteria for standardized option trading set forth in Exchange Rule 915; and

- Foreign country securities or American Depositary Receipts ("ADRs") thereon that are not subject to comprehensive surveillance agreements do not in the aggregate represent more than 20% of the weight of the Index.

Every quarter after the close of trading on the third Friday of March, June, September and December, the Index portfolio is adjusted by changing the number of shares of each component stock so that each one again represents an assigned weight in the Index. The newly adjusted portfolio becomes the basis for the Index's value effective on the first trading day following the quarterly adjustments. If necessary, a divisor adjustment is made to ensure continuity of the Index's value.

The number of shares of each component stock in the Index portfolio remain fixed between quarterly reviews, except in the event of certain types of corporate actions such as the payment of a dividend, other than an ordinary cash dividend, stock distribution, stock split, reverse stock split, rights offering, or a distribution, reorganization, recapitalization, or some such similar event with respect to a component stock. When the Index is adjusted between quarterly reviews for such events, the number of shares of the relevant security will be adjusted, to the nearest whole share, to maintain the component's relative weight in the Index at the level immediately prior to the corporate action. The Index may also be adjusted in the event of a merger, consolidation, dissolution, or liquidation of an issuer of a component stock. In the event of a stock replacement, the average dollar value of the remaining components that are assigned the lower Index weight will be calculated and that amount invested in the new component stock to the nearest whole share. In choosing among stocks that meet the hedging requirements and minimum criteria set forth in Exchange Rule 901C, the Amex represents that it will make every effort to add new stocks that are representative of the gold mining industry and will take into account, among other factors, a stock's capitalization, liquidity, volatility, and name recognition. In connection with any adjustments to the Index, the Index divisor is adjusted to ensure that there are no changes to the Index level as a result of non-market forces.

License Agreement

We and Amex have entered into a non-exclusive license agreement providing for the license to us, and certain of our affiliates, in exchange for a fee, of the right to use the Index, in connection with securities, including the notes. The Index is owned and published by Amex.

The license agreement between Amex and us provides that the following language must be set forth in this pricing supplement:

The Index is sponsored by, and is a service mark of, the American Stock Exchange LLC. The Index is being used with the permission of Amex. The Amex in no way sponsors, endorses or is otherwise involved in the transactions specified and described in this document (the "**transaction**") and Amex disclaims any liability to any party for any inaccuracy in the data on which the Index is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the Index, or for the manner in which it is applied in connection with the transaction.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the Index closing level on an Observation Date or the Final Valuation Date and, consequently, the Return on Call Date or Index Return. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to the Index, a "**market disruption event**" means:

- a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the level of the Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the level of the Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts related to the Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Index shall be based on a comparison of:

- the portion of the level of the disrupted Index attributable to that security relative to

- the overall level of the disrupted Index

in each case, immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the Index by the primary securities market trading in such contracts by reason of:

  - a price change exceeding limits set by such exchange or market;

  - an imbalance of orders relating to such contracts; or

  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Index; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts related to the Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"**Relevant exchange**" means the primary exchange or market of trading for any security (or any combination thereof) then included in the Index or any successor index.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If Amex discontinues publication of the Index and it or any other person or entity publish a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index then the calculation agent will determine the Index Return, Index Starting Level, Index Ending Level and the amount payable at maturity by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of stocks or another index and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the securities included in the Index or the method of calculating the Index has been changed at any time in any respect – including any addition, deletion or substitution and any reweighting or rebalancing of the Index Constituent Stocks and whether the change is made by Amex under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Constituent Stocks or their issuers or is due to any other reason – that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the Index Return, Index Starting Level, Index Ending Level or the amount payable at maturity, then the calculation agent may make adjustments in this method of calculating the Index that it believes are appropriate to ensure that the Index Return used to determine the amount payable on the Maturity Date is equitable. All determinations and adjustments to be made by the calculation agent with respect to the Index Return, Index Starting Level, Index Ending Level, the amount payable at maturity or otherwise relating to the level of the Index may be made by the calculation agent in its sole discretion.

Historical Information for the AMEX Gold BUGS Index®

The following graph sets forth the historical performance of the AMEX Gold BUGS Index® from January 2, 2002 through February 21, 2007. The AMEX Gold BUGS Index® closing level on February 21, 2007 was 354.57. We obtained the AMEX Gold BUGS Index® closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of the AMEX Gold BUGS Index® should not be taken as an indication of future performance, and no assurance can be given as to the Index Ending Level. We cannot give you assurance that the performance of the Index will result in the return of your initial investment.**



Historical Performance of the AMEX Gold BUGS Index®

Source: Bloomberg

Supplemental Underwriting Information

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions in the amount of $0.175 per $10.00 note principal amount. See "Underwriting" in the accompanying product supplement.

We expect to deliver the notes against payment for the notes on or about the fifth business day following the Trade Date. Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the Trade Date or the next succeeding business day will be required, by virtue of the fact that we expect the notes initially to settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.